Exhibit 4
Itemized list of estimated expenses incurred or borne by or for the account of the
Republic of Italy in connection with the sale of the 5.25% Notes due September 20, 2016

The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrar.

Registration fee	0
Fiscal and Paying Agent fees and expenses	16,500
Listing fees	11,305
Printing Expenses	33,632

Total	US$61,437